
02045079

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2002
WASH. D.C.
152
SECTION

For the month of May 2002

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X..... Form 40-F ....

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
....

P

CRGH

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934
1 May 2002 – 31 May 2002

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement
Purchase of Own Shares
(1 May 2002)

Announcement
Purchase of Own Shares
(3 May 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(3 May 2002)

Announcement
The Coca-Cola Company to Acquire Seagram's Mixers.
(8 May 2002)

Announcement
Purchase of Own Shares
(8 May 2002)

Announcement
Listing Particulars
(8 May 2002)

Announcement
Diageo Receives Regulatory Approval on Malibu Sale
(9 May 2002)

Announcement
Purchase of Own Shares
(9 May 2002)

Announcement
Purchase of Own Shares
(10 May 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(10 May 2002)

Announcement
Purchase of Own Shares
(13 May 2002)

Announcement
Purchase of Own Shares
(14 May 2002)

Announcement
Diageo plc and South African Breweries plc subsidiaries sign agreements
(15 May 2002)

Announcement
Purchase of Own Shares
(15 May 2002)

Announcement
Diageo Reports Further Progress on Seagram Disposals
(16 May 2002)

Announcement
Purchase of Own Shares
(16 May 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(17 May 2002)

Announcement
Purchase of Own Shares
(17 May 2002)

Announcement
Purchase of Own Shares
(20 May 2002)

Announcement
Purchase of Own Shares
(21 May 2002)

Announcement
Diageo Closes Malibu Transaction
(22 May 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(24 May 2002)

Announcement
Diageo/Brown-Forman Distribution Arrangements in Great Britain
(24 May 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(31 May 2002)

Announcement
Paul Walker to Join the Diageo Board
(31 May 2002)

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:26 1 May 2002
Number	4008V

FOR IMMEDIATE RELEASE

01 May 2002

Diageo PLC

PURCHASE OF OWN SHARES

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch 3,000,000 ordinary shares at an average price of 905.1310p per share.

END

END

Company website



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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	08:04 3 May 2002
Number	4714V

3 May 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that on 2 May, it purchased for cancellation through Merrill Lynch International 1,725,000 ordinary shares at an average price of 903.4945p per share.

END

END

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Full Text Announcement

Company Diageo PLC
TIDM DGE
Headline Director Shareholding
Released 14:10 3 May 2002
Number 4978V

TO: RNS

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 2 May 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 12,708 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 2 May 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
02.05.02	12,708	£3.14-£5.05

The total holding of the Trust now amounts to 2,256,497 Ordinary Shares.

3 May 2002

END

Company website

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Full Text Announcement





Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:59 8 May 2002
Number	6534V

DIAGEO PLC

8 March 2002

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

1,700,000 ordinary shares at an average price

of 914.7308p per share.

END

END

Company website





Company Diageo PLC
TIDM DGE
Headline Disposal
Released 07:00 8 May 2002
Number 5983V

7 May 2002

THE COCA-COLA COMPANY TO ACQUIRE SEAGRAM'S MIXERS

Effective May 7, 2002, Diageo and Pernod Ricard have reached agreement with The Coca-Cola Company for The Coca-Cola Company to acquire the Seagram's Mixers business, including its well-known Ginger Ale, Tonic, Club Soda and Seltzer lines. Completion of the transaction is subject to receipt of all required regulatory approvals. The Coca-Cola Company will use the Seagram name as it relates to Seagram's Mixers under licence from Pernod Ricard.

-ends-

Notes to Editor

Diageo is the world's leading premium drinks business with an unrivalled collection of brands including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray and Captain Morgan.

Diageo is a global company, trading in over 180 markets around the world. The company is listed both on the London Stock Exchange (DGE) and on the New York Stock Exchange (DEO). For more information about Diageo, its brands, people and performance, visit us at www.diageo.com.

For further information please contact

Rachel Kentleton 020 7927 4911 Investor Relations

Investor.rel@diageo.com

Kathryn Partridge 020 7927 5225 Corporate Communications

Media@diageo.com

END

Company website

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Listing Particulars
Released	17:03 8 May 2002
Number	6539V

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 8 May 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: US$5,000,000,000 Programme for the Issuance of Debt Instruments

ISSUERS:

(1) Diageo plc
8 Henrietta Place
London W1G 0NB

(2) Diageo Capita
Edinburgh Park
5, Lochside Way
Edinburgh EH12 9

(3) Diageo Finance plc
8 Henrietta Place
London W1G 0NB

(4) Diageo Enterp
St. James's Gate
Dublin 8
Ireland

INCORPORATED IN: (1) England and Wales (2) Scotland (3) England and Wales (4) Ireland

GUARANTOR:

Diageo plc
8 Henrietta Place
London W1G 0NB

INCORPORATED IN: England and Wales

AUTHORISED ADVISOR: Morgan Stanley & Co. International Limited

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Diageo plc
8 Henrietta Place
London W1G 0NB

Diageo Capital plc
Edinburgh Park
5, Lochside Way
Edinburgh EH12 9

Diageo Finance PLC
8 Henrietta Place
London W1G 0NB

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority 25 The North Colonnade, London E14 5HS.

END

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Regulatory Approval
Released	10:00 9 May 2002
Number	6756V

NEWS RELEASE

9 May 2002

Diageo receives regulatory approval on Malibu sale

Diageo announces that it has received regulatory approval from the US Federal Trade Commission to finalize the sale of its Malibu business to Allied Domecq. The transaction, which was announced on 27 February 2002 is expected to close by Wednesday 22 May 2002. Diageo will receive £560m.

In addition, Diageo will receive $75m from Vivendi Universal in connection with completing the transaction and the dismissal of the litigation which Destileria Serralles and Allied Domecq have been pursuing with regard to Captain Morgan. Diageo will also sell its Californian-based Mumm Cuvee Napa sparkling wine business to Allied Domecq for £27.5m.

-ends-

Notes to Editor

Diageo is the world's leading premium drinks business with an unrivalled collection of brands including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray and Captain Morgan.

Diageo is a global company, trading in over 180 markets around the world. The company is listed both on the London Stock Exchange (DGE) and on the New York Stock Exchange (DEO). For more information about Diageo, its brands, people and performance, visit us at www.diageo.com.

For further information please contact

Rachel Kentleton 020 7927 4911 Investor Relations

Investor.rel@diageo.com

Isabelle Thomas 020 7927 5967 Corporate Communications

Media@diageo.com

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:59 9 May 2002
Number	7233V

DIAGEO PLC

9 May 2002

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

5,500,000 ordinary shares at an average price

of 907.0838p per share.

END

END

Company website



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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:57 10 May 2002
Number	7696V

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces the following:

1) that it received notification on 10 May 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the "Trustee"), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") that the following directors were allocated Ordinary shares of 28 101/108 pence ("Ordinary Shares") in the Company on 10 May 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 896.5p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	88,285
P S Walsh	440,048*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 May 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 153,170 Ordinary Shares.

2) that it received notification on 10 May 2002 from Lord Blyth that he has purchased 831 Ordinary Shares on 10 May 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 896.5p.

As a result of this purchase, Lord Blyth's interest in Ordinary Shares has increased to 14,576.

3) that it received notification on 10 May 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 60,351 Ordinary Shares to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Plan are:

   N C Rose

   P S Walsh

2. Transactions notified on 10 May 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
10.05.02	60,351	£3.14 - £4.89

The total holding of the Trust now amounts to 2,196,146 Ordinary Shares.

10 May 2002

END

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14 of 35



Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:04 10 May 2002
Number	7816V

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

7,000,000 ordinary shares at an average price

of 894.3547p per share.

END

END

Company website



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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:26 13 May 2002
Number	8521V

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

3,250,000 ordinary shares at an average price

of 879.242p per share.

END

END

Company website



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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:04 14 May 2002
Number	9171V

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

2,250,000 ordinary shares at an average price

of 880.1157p per share.

END

END

Company website



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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Re Agreement
Released	09:30 15 May 2002
Number	9356V

15 May 2002

Diageo plc and South African Breweries plc subsidiaries sign agreements

Diageo plc and South African Breweries plc announce that their subsidiaries East African Breweries Limited (EABL) and South African Breweries International (SABI) respectively have entered into agreements relating to the operation of their businesses in Kenya and Tanzania.

In Kenya, South African Breweries International (SABI), part of South African Breweries plc, has closed its brewing operations at Thika. SABI will, however, retain its presence in Kenya by taking a 20% shareholding in Kenya Breweries Ltd, a subsidiary of East African Breweries Limited (EABL). As part of the transaction EABL will acquire CBK. Brands previously produced and sold by CBK will be produced and sold under licence by EABL. Diageo owns 50.03% of EABL.

In Tanzania, EABL has closed its Kibo Brewing operation. EABL will retain its presence in Tanzania by taking a 20% holding in SABI's Tanzania Breweries Ltd. As part of the transaction TBL will acquire Kibo Breweries Ltd. Brands previously produced and sold by Kibo Breweries Ltd will be produced and sold under licence by Tanzania Breweries Ltd.

The agreements are subject to certain conditions precedent including the approval of the local regulatory authorities. No payment or compensation will be made between the two companies. Each company is responsible for the closure arrangements of their own breweries.

Net assets acquired by EABL in this transaction had a value of approximately US $21.2m as at 30 September 2001 and the net assets acquired by SABI had a value of approximately US $24.5m as at 30 June 2001.

-ends-

For further information please contact:

Investors: Rachel Kentleton 0207 927 4911 investor.rel@diageo.com

Media: Isabelle Thomas 0207 927 5967 media@diageo.com

END

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:22 15 May 2002
Number	9802V

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

2,715,000 ordinary shares at an average price

of 891.0303p per share.

END

END

Company website



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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Acquisition
Released	07:00 16 May 2002
Number	9874V

15 May 2002

Diageo reports further progress on Seagram disposals

Diageo announces further plans for the future of former Seagram businesses. Following discussions, Diageo will take ownership of the Don Julio tequila business, while Pernod Ricard will acquire Passport, a Scotch whisky business.

Don Julio is an ultra-premium tequila, and with this acquisition comes the business' agave fields, as well as its Atotonilco production plant.

Today's news follows announcements last week that Diageo has received regulatory approval from the US Federal Trade Commission to finalize the sale of its Malibu business to Allied Domecq, and the agreement of the sale of the Seagram mixers to the Coca-Cola Company.

- ends -

Diageo is the world's leading premium drinks business with an unrivalled collection of brands including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray and Captain Morgan.

Diageo is a global company, trading in over 180 markets around the world. The company is listed both on the London Stock Exchange (DGE) and on the New York Stock Exchange (DEO). For more information about Diageo, its brands, people and performance, visit us at: www.diageo.com.

For further information please contact:

Investors:	Rachel Kendelton	+44 (0)20 7927 4911	investor.rel@diageo.com
Media:	Jane Lawrie	+44 (0)115 841 5761	
	Isabelle Thomas	+44 (0)20 7927 5967	media@diageo.com

END

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:07 16 May 2002
Number	0455W

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

3,300,000 ordinary shares at an average price

of 873.0353p per share.

END

END

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:01 17 May 2002
Number	0648W

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 17 May 2002 for the purposes of Section 329 of the Companies Act 1985:

1) that the trustee of the Diageo plc QUEST (the "Trust") has transferred 14,423 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 17 May 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
17.05.02	14,423	£3.14-£5.23

The total holding of the Trust now amounts to 2,181,723 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") has transferred 151 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1. Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2. Transactions notified on 17 May 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred
17.5.02	151


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2002
WASH. D.C.
152
SECTION

The total holding of the Plan now amounts to 153,019 Ordinary Shares.

17 May 2002

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 17 May 2002
Number	1070W

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

1,000,000 ordinary shares at an average price

of 868.4209p per share.

END

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:02 20 May 2002
Number	1642W

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

1,750,000 ordinary shares at an average price

of 864.1306p per share.

END

END

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:31 21 May 2002
Number	2362W

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

2,220,000 ordinary shares at an average price

of 859.7393p per share.

END

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26 of 35



Full Text Announcement

Company Diageo PLC
TIDM DGE
Headline Disposal
Released 15:10 22 May 2002
Number 2815W

22 May 2002

Diageo closes Malibu transaction

Diageo announces that it has successfully completed the sale of its Malibu business to Allied Domecq. This follows approvals from the US Federal Trade Commission, European and other regulatory authorities. The transaction was announced on 27 February 2002.

-ends-

For further information:

Media enquiries to Isabelle Thomas + 00 44 (0) 20 7927 5967

Media@diageo.com

Investor enquiries Catherine James + 00 44 (0) 20 7927 5272

Investor.rel@diageo.com

Notes to editor:

Diageo is the world's leading premium drinks business with an unrivalled collection of brands including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray and Captain Morgan.

Diageo is a global company, trading in over 180 markets around the world. The company is listed both on the London Stock Exchange (DGE) and on the New York Stock Exchange (DEO). For more information about Diageo, its brands, people and performance, visit us at www.diageo.com.

END

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:22 24 May 2002
Number	4029W

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 24 May 2002 for the purposes of Section 329 of the Companies Act 1985:

1) that the trustee of the Diageo plc QUEST (the "Trust") has transferred 12,136 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 24 May 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
24.05.02	12,136	£3.54-£5.23

The total holding of the Trust now amounts to 2,169,587 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") has transferred or sold 523 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

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1. Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2. Transactions notified on 24 May 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred/Sold
24.5.02	523

The total holding of the Plan now amounts to 152,496 Ordinary Shares.

24 May 2002

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Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Re Agreement
Released	14:05 24 May 2002
Number	4048W

24 May 2002

DIAGEO / BROWN-FORMAN DISTRIBUTION ARRANGEMENTS IN

GREAT BRITAIN

Today, Diageo has been advised that it is Brown-Forman's intention to end the company's agreement to market and distribute Brown-Forman brands in Great Britain from August 1st 2002.

Diageo has distributed the Brown-Forman brands, which include Jack Daniels, Southern Comfort and Woodford Reserve for the past 15 years. In the year to 30th June 2001 these brands contributed approximately £12m of contribution after marketing.

On the 21st December Diageo successfully closed the Seagram transaction adding brands to its portfolio such as Captain Morgan and Bulleit whiskey which enable Diageo to compete on similar consumer occasions in the GB market.

-ends -

For further information

Media enquiries to Isabelle Thomas + 00 44 (0) 20 7927 5967

Media@diageo.com

Investor enquiries Rachel Kentleton + 00 44 (0) 20 7927 4911

Investor.rel@diageo.com

Notes to editor:

Diageo is the world's leading premium drinks business with an unrivalled collection of brands including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray and Captain Morgan.

Diageo is a global company, trading in over 180 markets around the world. The company is listed both on the London Stock Exchange (DGE) and on the New York Stock Exchange (DEO). For more information about Diageo, its brands, people and performance, visit us at www.diageo.com.

30 of 35

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31 07 35 

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:45 31 May 2002
Number	7414W

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 31 May 2002 for the purposes of Section 329 of the Companies Act 1985:

1) that the trustee of the Diageo plc QUEST (the "Trust") has transferred 47,935 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 31 May 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
31.05.02	47,935	£3.54-£5.23

The total holding of the Trust now amounts to 2,121,652 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") has transferred or sold 101 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1. Executive directors who are potential beneficiaries of the Plan are:

   N C Rose

   P S Walsh

2. Transactions notified on 31 May 2002 in relation to the Plan.

Date of Transaction	**No. of Ordinary Shares Transferred/Sold**
31.5.02	101

The total holding of the Plan now amounts to 152,395 Ordinary Shares.

31 May 2002

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Company	Diageo PLC
TIDM	DGE
Headline	Board Appointment
Released	12:15 31 May 2002
Number	6734W

31 May 2002

PAUL WALKER TO JOIN THE DIAGEO BOARD

Diageo plc announced today the appointment of Paul Walker to the Diageo Board on 1 June 2002. Paul Walker is chief executive of The Sage Group plc. His appointment brings to eight the number of Diageo's non-executive directors.

Commenting on the appointment, Lord Blyth said:

'I am delighted to welcome Paul to the Diageo Board. He brings with him a different perspective to the boardroom and we are very much looking forward to working with him'.

-ends-

Notes to Editor:

1. Diageo's chairman is James Blyth. Other non-executive members are:

   Rodney Chase, Maria Lilja, Keith Oates, Lord Hollick, William Shanaham, and Sir Robert Wilson. Executive members of the board are Paul Walsh (CEO), Nick Rose (CFO).

2. Diageo is the world's leading premium drinks business with an unrivalled collection of brands including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray and Captain Morgan. Diageo is a global company, trading in over 180 markets around the world. The company is listed both on the London Stock Exchange (DGE) and on the New York Stock Exchange (DEO). For more information about Diageo, its brands, people and performance, visit us at www.diageo.com.
3. The Sage Group plc is one of the world's largest providers of business software solutions and has a market capitalisation of just over £3.5bn and employs some 4,000 people worldwide.

For further information

Media enquiries to Isabelle Thomas +44 (0) 20 7927 5967

Media@diageo.com

Suzy Goulding +44 (0)191 255 3036

Suzy.goulding@sage.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)



Date ..... 24 June 2002

By ....

Name: J Nicholls

Title: Assistant Secretary

REICKER, PFAU, PYLE,
McROY & HERMAN LLP
ATTORNEYS AT LAW

ALAN A. BLAKEBORO
JAMES E. HERMAN
DIANA JESSUP LEE
BRUCE W. McROY
MICHAEL E. PFAU
KURT H. PYLE
DANIEL A. REICKER

JANA M. BECK
MONA L. ROSE

1421 STATE STREET, SUITE B
SANTA BARBARA, CA 93101

TELEPHONE (805) 966-2440
FAX (805) 966-3320

MAILING ADDRESS
POST OFFICE BOX 1470
SANTA BARBARA, CA
93102-1470

www.reickerpfau.com

ANDREW D. SIMONS, OF COUNSEL

DALE E. HANST, RETIRED


SEC MAIL PROCESSING
RECEIVED
JUN 17 2002
WASH, D.C. 165 SECTION

June 14, 2002

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Clipper Windpower, Inc.**

Dear Sir or Madam:

Enclosed for filing are the original and four (4) copies of an amended Form D, Notice of Sale of Securities Pursuant to Regulation D.

Please date-stamp the enclosed copy of the face sheet of an amended Form D and return it to our office in the envelope provided.

Please contact the undersigned if you have any questions. Thank you for your assistance.

Sincerely yours,

REICKER, PFAU, PYLE,
McROY & HERMAN, LLP

By 
Mona L. Rose, Esq.

MLR:ec
Enclosures

S:\wp\EC\Blue Sky filing letters\2002\Clipper-Windpower-SEC-061302.doc